SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)*

                            General Housewares Corp.
                                 (Name of Issuer)

                        Common Stock, par value $.33-1/3
                          (Title of Class of Securities)

                                    370073108
                                  (Cusip Number)

                           John A. (Pete) Bricker, Jr.
                           1601 Elm Street, Suite 4000
                              Dallas, Texas  75201
                                  (214)720-1688
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 26, 1999
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

          Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated April 8, 1998, as amended by Amendment No. 1 dated May 15, 1998, as amended by Amendment No. 2 dated June 8, 1998, as amended by Amendment No. 3 dated July 14, 1998, as amended by Amendment No. 4 dated July 21, 1998, as amended by Amendment No. 5 dated September 28, 1998, as amended by Amendment No. 6 dated November 17, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $.33-1/3 per share (the "Stock"), of General Housewares Corp. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

          Item 4 is hereby amended by adding at the end thereof the following:

           Mr. John A. (Pete) Bricker, Jr., is resigning from the Issuer's Board of Directors and, pursuant to Item 6 of Form 8-K, is submitting to the Issuer a letter describing the reasons therefor, and requesting that the Issuer make such letter public.

          Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Act.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



          DATED:     May 27, 1999



               SANDERA PARTNERS, L.P.

                  By: Sandera Capital Management, L.P., its general partner

                    By: Sandera Capital, L.L.C., its  general partner



                       By: /s/ John A. (Pete) Bricker, Jr.

                         John A. (Pete) Bricker, Jr., President



                NEWCASTLE PARTNERS, L.P.



                 By:  /s/ John A. (Pete) Bricker, Jr.
                       John A. (Pete) Bricker, Jr.,

                        Attorney-in-Fact for:

                        Mark E. Schwarz (1)



(1) A Power of Attorney authorizing John A. (Pete) Bricker, Jr., et al., to act on behalf of Mark E. Schwarz previously has been filed with the Securities and Exchange Commission.

                              EXHIBIT INDEX



EXHIBIT        DESCRIPTION

99.1                  Agreement   and  Power  of  Attorney  pursuant   to   Rule
               13d-1(k)(1)(iii), previously filed.

99.2                  Agreement   and  Power  of  Attorney  pursuant   to   Rule
               13d-1(k)(1)(iii), previously filed.